UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	BNY Trust Company of Canada

B.	This is [check one]:

☒ an original filing for the Filer.

☐ an amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrants:	Granite REIT Holdings Limited Partnership Granite REIT Inc. Granite Real Estate Investment Trust

	Form type:	Registration Statement on Form F-10

	File number (if known):	333-233732

	Filed by:	Granite REIT Holdings Limited Partnership Granite REIT Inc. Granite Real Estate Investment Trust

	Date filed (if filed concurrently, so indicate):	September 12, 2019 (concurrently with Form F-10)

D.

The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

BNY Trust Company of Canada

1 York Street, 6th Floor

Toronto, ON M5J 0B6

Telephone: (416) 933-8500

E.

The Filer designates and appoints The Bank of New York Mellon (the “Agent”), located at:

Legal Department

240 Greenwich Street

New York, NY 10286
Telephone: (212) 495-1784

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 12th day of September, 2019.

Filer: BNY TRUST COMPANY OF CANADA

By:	/s/ Bhawna Dhayal
Name: Bhawna Dhayal
Title: Vice-President

This statement has been signed by the following person in the capacity indicated on September 12, 2019.

THE BANK OF NEW YORK MELLON as Agent for Service of Process for BNY TRUST COMPANY OF CANADA

By:	/s/ Francine Kincaid
Name: Francine Kincaid
Title: Vice President